EXHIBIT 2

Transaction	Number of Shares	Average Price
Date	Purchased or (Sold)	Per Share	Account
6-Mar-07	4,581 419	$0.3800	Fund Managed Account
19-Mar-07	9,713 887	$0.4200	Fund Managed Account
21-Mar-07	2,016 184	$0.3900	Fund Managed Account
23-Mar-07	42,699 3,901	$0.4878	Fund Managed Account
26-Mar-07	12,370 1,130	$0.5519	Fund Managed Account